September 19, 2023

Mr. Tony Burak

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	360 Funds (the “Trust”) (File Nos. 333-123290 and 811-21726)

Dear Mr. Burak:

On September 5, 2023, you provided comments (the “Comments”) on the Annual Report (the “Annual Report”) for the Timber Point Global Allocations Fund and Timber Point Alternative Income Fund for the fiscal year ended September 30, 2022, the FinTrust Income Opportunity Fund (the “FinTrust Fund”) for the fiscal year ended November 30, 2022, the Stringer Growth Fund (the “Stringer Fund”) for the fiscal year ended February 28, 2023, and the IMS Capital Value Fund and IMS Strategic Income Fund (collectively, the “IMS Funds”) for the fiscal year ended June 30, 2023, (each a “Fund” and a series of the Trust and collectively the “Funds”). This correspondence filing responds to those comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each comment.

1.	Comment: For the FinTrust Fund and the Stringer Fund, the Management Discussion of Fund Performance (“MDFP”) section only mentions external market conditions affecting the fund, but it does not discuss other performance factors such as the Fund’s investment strategies, the adviser’s investment process or techniques, the impact of significant portfolio holdings, etc. Please include this information in future MDFP disclosures.

Response: The Trust confirms that it will include such disclosure in future filings.

2.	Comment: The Statement of Assets and Liabilities must include an additional caption if the Fund has a commitment or contingent liability for recoupment amounts due to the adviser. The caption does not need to include a dollar amount but should refer to the notes in the financial statements that provide more information on such commitments or contingent liabilities. See 17 C.F.R. § 210.6-04.15 of Regulation S-X (requiring that investment companies include commitments and contingent liabilities on their balance sheets).

Response: The Trust will include a caption directing the shareholder to the Note to the Financial Statements that discusses the cumulative reimbursement that the investment adviser can recoup.

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3.	Comment: For the FinTrust Fund, we note that it had a significantly high portfolio turnover for the past five years. In looking at the prospectus, there is no mention of an active trading strategy or disclosure about such high turnover rates. Please consider whether the FinTrust Fund has an active trading strategy that it should disclose in the prospectus along with any related risks.

Response: The Trust, in consultation with the investment adviser, will evaluate whether to add such language during the next annual amendment to the FinTrust Fund’s registration statement.

4.	Comment: For the Stringer Fund, we note that its Form N-CEN for the period ended February 28, 2023, indicated in Item D.22 that there was a net asset value (“NAV”) error during the period.

a.	Item B.22 of Form N-CEN asks “[d]uring the reporting period, were any payments made to shareholders or shareholder accounts reprocessed as a result of an error in calculating the Registrants [NAV] (or [NAV] per share)?” The Stringer Fund indicated that there were such activities. In correspondence to us, please provide more information on the NAV error, including whether there were any internal identified as result of the NAV error and any actions taken to remedy those weaknesses.

Response: The error occurred in August 2022 due to a system error at the transfer agent. The transfer agent and its system provider had an error in the parameters related to the automatic conversion of Class C shares to Class A shares. The error was first discovered by the system provider who tried to fix the issue but was unsuccessful; in fact, the change resulted in early conversions of certain Class C shares. The transfer agent and system provider then worked to address the issue, which caused a non-material NAV error resulting in a loss of $3,516.04 to the Stringer Fund; the transfer agent reimbursed the Stringer Fund for its loss. The system provider has now updated its policies to require the transfer agent review and approve all job fixes before they are implemented, and transfer agent instituted dual review of any automation job request before going to the system provider.

b.	We note that the Form N-CEN included the series identifier for the Stringer Fund but did not include the series name. Going forward, please include the series name along with its identifier.

Response: The Trust confirms that it will include such information in future Form N-CEN filings.

FinTech Law

6224 Turpin Hills Drive | Cincinnati, OH 45244-3557 | fintechlegal.io | (513) 991-8472

5.	Comment: For the IMS Funds, please file an amended Form N-CSR and annual report that corrects the following information.

a.	We note that BBD, LLP (“BBD”) started its tenure as the auditor for the IMS Funds for the fiscal year ended June 30, 2019. BBD only references its audit of the financial statements for the previous three fiscal years, whereas it served as the auditor for the prior four fiscal years. Please update the reference to cover all four fiscal years.

b.	Additionally, there should be a reference in the introductory paragraph to the Financial Highlights for the predecessor auditor for the first fiscal year presented in such highlights.

Response: The Trust confirms that it will amend the Form N-CSR for the IMS Funds for the fiscal year ended June 30, 2022, and will include the information identified above.

6.	Comment: When submitting the amended Form N-CSR and annual report, please include updated certifications.

Response: The Trust confirms that it will obtain updated certifications for the amended Form N-CSR.

* * * * * * * * * *

Please contact me at (513) 991-8472 regarding the responses contained in this letter.

Sincerely,

/s/ Bo James Howell

Bo James Howell

Secretary to the Trust

cc:	Larry Beaver, Treasurer
Randy Linscott, President
Richard Yates, Chief Compliance Officer

FinTech Law

6224 Turpin Hills Drive | Cincinnati, OH 45244-3557 | fintechlegal.io | (513) 991-8472